FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

August 30, 2011

Item 3.

News Release

The news release was disseminated through Canada News Wire on August 30, 2011.

Item 4.

Summary of Material Change

Update on Drilling at Cree East Uranium Project

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada, August 30th, 2011 -  CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) is pleased to report the results from this winter’s truncated drilling program on the Cree East project.  Operations were shut down prematurely in February, 2011 due to a fatal accident involving a member of the drill contractor’s crew.  CanAlaska’s partners at the Korean Consortium, who are 50% joint-venture partners in the Cree East project, have reviewed the results of the three new holes completed into the basement during the program and CanAlaska is preparing for the continuation of drilling at these sites in Winter, 2012.

Drill Targets: A, C, D, I
Zone A
CRE073
Zone I
Zone C
Zone D
0 0.25 0.5 1
Kilometres
Legend
Drill Holes (@ Unconformity)
Major Faults
Lakes
CanAlaska Uranium Ltd.
Cree East Project
Drill Locations
Fig No: 1

CanAlaska staff will complete the current geophysical data processing during the course of this summer, and is preparing to initiate further geophysical surveys in late-2011 on nearby targets. Drilling is planned to recommence in early winter 2012.

All three winter drill holes that reached into the basement rocks (CRE072, CRE073, and CRE074) showed distinctly anomalous alteration and mineralization features, further extending the zones of strong alteration which characterize Zone A and Zone I.

Of particular interest was drill hole CRE073, which was finally lost in a highly-altered zone of strongly hematised massive clay in basement rock at Zone A.  This hole was a 100-metre step-out to the northwest of holes CRE035 and CRE037.  Within this immediate area, all previous drill-holes have located major fault offsets, with hematization and clay alteration both in the sandstone and basement units.  In CRE073, the basement rocks were systematically sampled for the purpose of mapping geochemical and alteration haloes. Samples reported are composites of 5-10cm half core taken at every metre marker throughout the drill hole.  The analyses of these samples show elevated silver (highest 6.4 oz/t), associated with elevated copper, cobalt, nickel, zinc and minor uranium mineralization in the basement clay zones and in the associated pegmatites and pelites as shown in Table 1 below.  The drill hole was lost at the second clay zone, approximately 100 metres from its target depth.

 Table 1. Anomalous Mineralization in Hole CRE073 (Bolded)

DDH	From, m	To, m	Thick, m	Lithology	Ag ppm	Co ppm	Cu ppm	Ni ppm	Pb ppm	Zn ppm
CRE073	349.5	351.5	2	BIF	0.10	2.4	4	6	13.3	24
CRE073	351.5	356.5	5	Pelite	0.05	6.3	4.3	104	7	16
CRE073	356.5	359.5	3	Pegmatite	0.05	9.2	2.9	57	1.9	33
CRE073	359.5	361.5	2	Pelite	0.05	204.8	45.6	820	6.4	1191
CRE073	361.5	363.5	2	Pegmatite	0.05	6	2.9	51	2.4	12
CRE073	363.5	364.5	1	Pegmatite	0.05	305.7	20.9	1383	5.4	1304
CRE073	364.5	365.5	1	Pegmatite	0.05	4.7	2.3	50	1.3	7
CRE073	365.5	368.5	3	Clay	0.10	138.9	24.1	510	3.6	373
CRE073	368.5	373.5	5	Clay	200.00	62.1	1326.8	286	2.6	389
CRE073	373.5	374.5	1	Pegmatite	0.50	5.7	6.4	30	1.5	5
CRE073	374.5	383.5	9	Pelite	11.20	96.4	18.9	242	42.7	223
CRE073	383.5	389.8	6.3	Clay	4.10	54	48.3	139	4.3	53

Additionally, the basement interface in hole CRE073 was intersected 40-50 metres higher than expected and the drill hole cut a repetition of the sandstone, in what is thought to be a reverse fault.  This drill intersection is depicted on Section A-A’ below (Fig 2).  The section shows also that the uranium halo (including anomalous nickel, arsenic and lead) in the sandstone continues to reach more than 100 metres above the unconformity.

Areas of co-incident low resistivity in the sandstone of these areas have been outlined by previous geophysical surveys and represent the prime targets for drill-testing under the recently-approved $3.1 million Winter 2012 budget.

Zone A: Section across Conductor
A1
A1'
CRE073
CRE008
CRE009
CRE044
CRE046
CRE048
CRE035
CRE016
CRE002
CRE028
500 a.s.l.
400 a.s.l.
300 a.s.l.
200 a.s.l.
100 a.s.l.
OB
MFd
MFc
MFb
Smart
UC
150m
0.5
0.8
1.0
Sandstone Formations
Unconformity
Basement
Hole CRE073
- Unconformity repeated + elevated
- Silver: 200 ppm
- Copper: 1327 ppm
- Cobalt: 306 ppm
- Nickel: 1383 ppm
Hole lost in multiple zones of massive hematized clays in basement, 100 metres before target depth.
Legend
U ppm Contour
Planned Drill Holes
Drill Holes
Faults
Lithological Contact
Unconformity
Fracturing %
A1
A1'
CRE073
Zone A
Zone I
Kilometres
CanAlaska Uranium Ltd.
Cree East Project
Uranium in Sandstone
Fracture Zones, Unconformity Offsets
Scale: 1:5 000
Fig No: 2

President Peter Dasler commented “We are working on a physically large project, with multiple significant geophysical targets.  Each target is being progressively tested.  Drill hole CRE073 in Zone A displays the intense physical alteration which is expected near a significant uranium deposit, and the elevated trace element geochemistry has given us important information as to vectoring our ongoing drill programs within Zone A’s large alteration halo.”

All of the samples from the Cree East project were submitted to Acme Laboratories Vancouver, an ISO 9001:2000 accredited and qualified Canadian Laboratory, for their Group 4B analysis.  These samples were analysed for uranium and multi-element geochemistry by tri-acid digestion and ICP-MS.  The samples were collected by CanAlaska field geologists under the supervision of Dr. Karl Schimann, and were shipped in secure containment to the laboratories noted above.

Peter Dasler, M.Sc., P Geo. is the qualified technical person responsible for this news release.

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 30rh day of August 2011